Filed by Rodman & Renshaw Capital  Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Cowen Group, Inc.
Commission File No.:  001-33737

This filing relates to a proposed business combination between Rodman & Renshaw Capital Group, Inc. (“Rodman”) and Cowen Group, Inc. (“Cowen”).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This material is not a substitute for the prospectus/proxy statement Rodman would file with the SEC if an agreement between Rodman and Cowen Group, Inc. (“Cowen”) is reached or any other documents which Rodman may file with the SEC and send to Cowen and Rodman shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF COWEN AND RODMAN ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Rodman through the website maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by accessing the Investor Relations section of Rodman’s website at www.rodm.com or directing a request to Investor Relations, Rodman & Renshaw Capital Group, Inc., 1251 Avenue of the Americas, New York, New York  10020.

Rodman and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Rodman’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 14, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 1, 2008.  Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties.  Actual results could differ materially because of factors such as Rodman’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Rodman’s ability to promptly and effectively integrate the businesses of Rodman and Cowen, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues.  For further information regarding risks and uncertainties associated with Rodman’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Rodman’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Rodman’s Investor Relations department at (212) 356-0500 or at Rodman’s website at http://www.rodm.com.

All information in this communication is as of the date hereof.  Rodman undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

# # #

TRANSCRIPT OF BLOOMBERG TELEVISION "OPEN EXCHANGE" INTERVIEW WITH MICHAEL LACOVARA, CHIEF EXECUTIVE OFFICER OF RODMAN & RENSHAW CAPITAL GROUP, INC., ON DECEMBER 16, 2008.

FINANCIAL DYNAMICS

Bloomberg Television
Open Exchange with Michael Lacovara

Ubiqus/Nation-Wide Reporting & Convention Coverage 22 Cortlandt Street, Suite 802 - New York, NY 10007 Phone: 212-227-7440 w 800-221-7242 w Fax: 212-227-7524

Open Exchange with Michael Lacovara

[START 129326]

MS. RHONDA SCHAFFLER:  The recent turmoil of the markets has led to a boom in acquisitions in the financial industry.  More than $850 billion worth of transactions have taken place globally this year.  This is according to our data here at Bloomberg.  Bank of America's $40 billion purchase of Merrill Lynch ranks as the biggest announced deal so far, but there are some smaller deals in the mix.

Last week, boutique investment bank Rodman & Renshaw offered to buy larger rival Cowen Group for about $100 million.  Cowen rejected the bid, saying it remains positive about the firm's prospects as a stand-alone entity.  The two companies worked on a combined $2.8 billion worth of deals this year, with Cowen accounting for almost three-quarters of that volume.

The proposed deal values Cowen at $7 a share, a 17% premium to the previous close.  Shares of Cowen have fallen about 27% this year.  Rodman shares have been under even more pressure, down almost 65% this year.  Yet the company plans to pursue the deal.  With more on the rationale behind this proposed acquisition, we're joined by Rodman & Renshaw's CEO, Michael Lacovara.  Great to have you here

MR. MICHAEL LACOVARA:  Thanks Rhonda, great to be here.

MS. SCHAFFLER:  It's a very interesting time to talk about deal making in this particular environment.  So let's back up the train a little bit.  Why did a deal like this make sense for you?  Why did you decide to pursue Cowen and what really was the impetus behind that?

MR. LACOVARA:  Well, it's a couple of things.  I mean we regard Cowen as a terrific franchise, but a seriously underperforming one.  Cowen has been a public company for about three years and has lost money almost every quarter it's been public.  The current management has burned through more than $38 million in shareholder cash in the last two years.  And we've seen some significant declines in their investment banking revenue.  And we think putting the businesses together, we're going to build a platform that's stronger, that's deeper, that's broader and most important for the shareholders, is profitable.

MS. SCHAFFLER:  All right, so Cowen says no, so you're left in a position of what?  Sweetening the offer or going directly to shareholders?

MR. LACOVARA:  Well, certainly going directly to shareholders.  Cowen rejected our offer and we indicated--I met with Cowen's CEO privately and had talked to him actually over the course of several months previously.  I wrote a letter to the chairman of their board and indicated that we would take the matter directly to the shareholders, which is what we're doing now.

MS. SCHAFFLER:  What sort of response are you seeing?

MR. LACOVARA:  We see actually remarkable traction.  Shareholders of theirs are interested.  Rodman's shareholders are very positive on the deal.  And a number of potential investors in our franchise and other potential partners have emerged in the last week.

MS. SCHAFFLER:  Sometimes it is easier to get a deal done when everyone is smiling and shaking hands.  Would you consider sweetening the offer at all?

MR. LACOVARA:  Well, we think the $7 offer is a more than fair offer for Cowen's stock.  Indeed, one of the analysts says that she thinks I overbid.  What we've said to Cowen privately and publicly is that, just as you say, a deal when everybody is working together is always easier to do.  And if we were permitted to work with Cowen, to look under the hood, as it were, we'd certainly consider the true value of the firm and we'd pay appropriately.

MS. SCHAFFLER:  When we look at the average target price from analysts who follow Cowen, it comes in above $7.  So I'm wondering from a valuation perspective what you were looking at to derive the value.

MR. LACOVARA:  Well we looked at a number of things.  Cowen, as I said, is losing money and it's burning through cash.  The valuation ranges I've seen are some people have a target of $6, some as high as $8.

MS. SCHAFFLER:  That's right.

MR. LACOVARA:  So it falls in the $6 to $8 range.  We look at their cash, which is burning quarter to quarter.  We look at the fact that they had no reasonable expectation of profitability in the platform without us as partners, at least as currently constituted.  And we think about the added revenue we can drive to the platform and $7 seemed a fair price to offer the company.  It was a significant premium when we bid.

MS. SCHAFFLER:  How is this going to now unfold in the next couple of weeks?  You're meeting with shareholders.  You're talking to potentially other interested parties.  How do you see the course of action here?

MR. LACOVARA:  Well, we'll continue to meet with shareholders.  We'll continue to listen to the feedback we get from their shareholders and our own on all matters and structure.  And I will continue to try to get Cowen's board to understand our view of the synergies of the transaction, how we think it makes the shareholders and other stakeholders, including employees, better off in the long term.  And I hope that come the post-holiday season, we'll have enough reaction from shareholders and some positive reaction from the board.

MS. SCHAFFLER:  Are you dead set on Cowen or do you like the idea of acquiring a company?

MR. LACOVARA:  Well I never want to acquire a company just to acquire a company.  And Rodman's done a number of acquisitions already, all of which I think have worked quite well.  I do think it's a very good time in our business for consolidation.  I think the market forces and a lot of the other factors in the marketplace today mean it's exactly the right time to put businesses together intelligently.  Right now, of course, I'm entirely focused and my team is entirely focused on getting the Cowen transaction done.

MS. SCHAFFLER:  You know, it sounds so obvious, but I'm going to ask it.  From your view, as a CEO of a firm like this, why is it the right time in light of everything we've seen?

MR. LACOVARA:  Well, it's funny, I was an M&A banker before this and Cowen is full of M&A bankers.  And I've tried to say if I were a banker would I advise my clients to do this transaction.  And I would say, scale is going to matter more as we move through this environment.  Broader products are important.  Better distribution is important.  All of the forces that have made the investment banking environment difficult can be meliorated if you grow and if you can deliver a broader range of services and products to clients.  That to me says consolidation.

MS. SCHAFFLER:  Do you think right now the timing is right in terms of the price?  In other words, because stocks have come down so much you're able to offer a lower price than you would?  Are you afraid that we might see a turn and you might have to reconsider?

MR. LACOVARA:  Look, if it's a turn where everybody's stock price is going up, I guess I'm as happy as the next guy.  I'm a big shareholder of Rodman & Renhsaw.  I mean the graphic you put on before I started showed that our stock has not preformed well this year, even though we've out-performed our peer group on any earnings measure.  So if I'm a Cowen stockholder, I think I like this trade because I'm getting a currency that's undervalued and significant cash back.

[END 129326]

FINANCIAL DYNAMICS

Bloomberg Television
Open Exchange with Michael Lacovara